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DONALD J. RENDALL, JR.                                       Direct Dial Number:
General Counsel                                                   (802) 655-8420
                                                  rendall@greenmountainpower.biz

                                                April 25, 2005

Via Facsimile
Mr. H. Christopher Owings
Mr. Albert Yarashus
Mr. Robert Babula
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0308
450 Fifth Street, N.W.
Washington, DC 20549-0308
FAX 202-772-9204

Re:   GREEN MOUNTAIN POWER CORPORATION
      Preliminary Proxy Statement on Schedule 14A filed March 30, 2005 File No. 1-8291

Dear Messrs. Owings, Yarashus and Babula:

      As General Counsel to Green Mountain Power Corporation ("GMP" or the "Company"), and in connection with the Company's Preliminary Proxy Statement on
Schedule 14A filed with the Securities and Exchange Commission (the "Commission") on March 30, 2005, we are transmitting herewith the Company's responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") contained in your letter to Mr. Christopher L. Dutton, President and Chief Executive Officer of the Company, dated April 25, 2005.

      For your convenience and reference, each Staff comment contained in Mr. Owings' letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the April 25, 2005 comment letter, and is followed by the corresponding response of the Company.

Change of Control Agreements - pages 16-18

1. Please state more specifically when these agreements were executed, and the reason(s) why there were executed at this time. Please also clarify whether, to the knowledge of the company, there are any known or threatened attempts to effect any transaction of a type which would trigger the operation of the agreements.

RESPONSE:

      The Company entered into the current Change of Control agreements with each of its six current officers, Christopher L. Dutton, Mary G. Powell, Stephen
C. Terry, Robert J. Griffin, Donald J. Rendall, Jr. and Walter S. Oakes, on February 10, 2004.


 Green Mountain Power Corporation 163 Acorn Lane Colchester Vermont 05446-6611
            P(802)655-8410 F(802)655-8419 www.greenmountainpower.biz

Mr. H. Christopher Owings, et al.
April 25, 2005
Page 2 of 3

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      The Change of Control agreements were executed on February 10, 2004, to modify similar agreements previously entered into by the Company with each of the named officers in the following ways:

o The agreements were made consistent with the Company's current management compensation plan (described in the proxy statement under "Compensation Committee Report on Executive Compensation"; "Executive Compensation"). The agreements now provide that the officer's lump sum severance payment shall be equal to 2.99 times the sum of the officer's salary for the year in which the officer's Date of Termination occurs plus the target short-term incentive bonus (or if there is no target short-term incentive bonus payable for such year, the actual amount of the officer's most recent short-term bonus) that would be payable for such year.

o The agreements now impose a cap on the amount the Company would be required to pay in order to indemnify the officer for any payment of excise tax imposed on the officer's "excess parachute payments," which under prior agreements was not limited. The amount of the indemnification caps for the respective officers of the Company are as follows: Mr. Dutton, $903,000; Ms. Powell, $359,000; Mr. Terry, $343,000; Mr. Oakes,
      $343,000; Mr. Griffin, $251,000; and Mr. Rendall, $251,000.

o The agreements now limit the Company's obligation to provide outplacement services, which under prior agreements was not limited, to such services for a reasonable period of time and at a reasonable cost.

o The agreements now contain a new provision providing that any officer who receives a severance payment thereunder is now required to comply with a non-compete covenant. Prior agreements contained no such covenant. The term of the non-compete covenant is 18 months for Mr. Dutton as CEO and 12 months for all other officers.

      The Company has, from time to time, had preliminary discussions with potential strategic partners regarding possible transactions that could, if consummated, trigger the operation of the agreements. All such discussions have terminated at a preliminary stage.

      We have included this additional information on pages 16 and 18 of the revised, marked version of the Preliminary Proxy Statement delivered herewith.

Approval of Amendment and Restatement of the Company's Amended and Restated Articles of Incorporation - pages 20-21

Description of the Materials Terms of the Charter Amendment - page 20

2. Please explain why you are adopting the Amendment at this time, and explain in further detail why you are recommending this change as "...in conformance with current standards of excellent corporate governance".

RESPONSE:

      The current Amended and Restated Articles of Incorporation (the "Charter") permit members of the Board of Directors to be removed only for cause. On May 4, 2004, the Company announced that, as part of its continuing efforts to improve corporate governance, management would recommend to the Board of Directors the adoption of a Charter amendment to provide that directors may be removed with or

Mr. H. Christopher Owings, et al.
April 25, 2005
Page 3 of 3

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without cause. The Board of Directors unanimously approved the amendment. The
Board of Directors believes that adoption of the proposed Charter Amendment will enhance the accountability of directors to the Company's shareholders and enhance the ability of shareholders to ensure that the Board of Directors is acting in the shareholders' interests in governing the Company's affairs. Accordingly, the Board of Directors believes the Charter Amendment will bring the Company's Amended and Restated Articles of Incorporation into conformance with current standards of excellent corporate governance.

      We have included this additional information on page 21 of the revised, marked version of the Preliminary Proxy Statement delivered herewith.

3. The text of the proxy statement should identify the specific section of the Articles, which includes this provision, to facilitate reference by readers.

RESPONSE:

      The specific language amending the Charter appears in Section 11.01, at page A-15 of Appendix A.

      We have included this additional information on page 21 of the revised, marked version of the Preliminary Proxy Statement delivered herewith.

      If you have questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 802-655-8420 or our counsel, Edmond Murphy at Hunton & Williams, at 212-309-1205.

      Thank you for your prompt attention.

                                        Very truly yours,


                                        /s/ Donald J. Rendall, Jr.

                                        Donald J. Rendall, Jr.

cc:   C. L. Dutton
      R. J. Griffin
      E. P. Murphy - Hunton & Williams